IVY DISTRIBUTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

(In thousands, except number of shares)

	Common stock			Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares		Amount			
Balance at December 31, 2016	100	$	—	364,749	(340,716)	24,033
Adoption of share-based compensation guidance on January 1, 2017	—		—	—	523	523
Net loss	—		—	—	(20,284)	(20,284)
Capital contribution from parent – cash	—		—	29,000	—	29,000
Balance at December 31, 2017	100	$	—	393,749	(360,477)	33,272

See accompanying notes to financial statements.